UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65391

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/2020___ AND ENDING ___12/31/2020___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Growth Energy Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2651 N. Harwood   **Suite 410**
(No. and Street)

Dallas   **Texas**   **75201**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Russell Weinberg   **(214) 219-8201**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., PC
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	**Dallas**	**Texas**	**75214**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, J. RUSSELL WEINBERG, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GROWTH ENERGY CAPITAL ADVISORS LLC, D.B.A. ENERGY CAPITAL SOLUTIONS LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

DIRECTOR
Title

Subscribed and sworn to before me this 26th day of February 2021

Margaret Thompson
Notary Public

MARGARET S THOMPSON
Notary ID #10411048
My Commission Expires
July 16, 2024
NOTARY PUBLIC STATE OF TEXAS

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [X] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [X] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Growth Energy Capital Advisors, LLC,
d.b.a. Energy Capital Solutions, LLC
TABLE OF CONTENTS
December 31, 2020



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management. Our responsibility is to express an opinion on Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's financial statements. The supplemental information is the responsibility of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co., PC

We have served as Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's auditor since 2002.
Dallas, Texas
February 22, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Statement of Financial Condition

as of December 31, 2020

ASSETS

Cash and Cash Equivalents	$	427,176
TOTAL ASSETS	$	427,176

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$	427,176
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	427,176

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Statement of Operations

for the Year Ended December 31, 2020

REVENUE

Financial Advisory Fees	$	972,711
TOTAL REVENUE		972,711

EXPENSES

Regulatory Expenses		33,278
Occupancy, Operating and Overhead		882,735
TOTAL EXPENSES		916,013
NET INCOME	$	56,698

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Statement of Changes in Member's Equity

for the Year Ended December 31, 2020

MEMBER'S EQUITY, BEGINNING OF YEAR	$	370,478
Net Income		56,698
MEMBER'S EQUITY, END OF YEAR	$	427,176

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Statement of Cash Flows

for the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	56,698
Adjustments to Reconcile Net Income to Net Cash Provided by/(used) by Operating Activities:		
Changes in Operating Assets and Liabilites:		
Decrease in accounts payable-Parent	$	(500)
Net Cash provided by Operating Activities		56,198
NET INCREASE IN CASH AND CASH EQUIVALENTS		56,198
Beginning of Period		370,978
End of Period	$	427,176

1. ORGANIZATION AND NATURE OF BUSINESS

Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of LW Energy Advisors, LLC (the "Parent"). The Company is controlled by the Parent. The entities share expenses and engage in intercompany transactions (See Note 6). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. The Company limits its business activities exclusively to raising private capital and providing merger and acquisition advisory services to public and private energy companies.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, raising private capital and providing merger and acquisition advisory services to public and private energy companies.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment Banking Revenue

Investment banking revenue includes fees from raising private capital and providing merger and acquisition advisory services to public and private energy companies. The Company is engaged by clients to provide advisory services and manage the related processes of these transactions. Advisory fee revenue and capital raising revenue are earned and paid upon successful closing of a transaction, the performance obligation.

Investment Advisory Fees

Investment Advisory Fees are received monthly and are recognized as performance obligations are met. Performance obligations generally include execution of the contract and certain advisory services defined in the contracts.

As a practical expedient, the Company has determined it has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance completed to date. Therefore, the Company recognizes revenue in the amount to which the entity has a right to invoice.

Fair Value of Financial Instruments

Cash is short-term in nature and accordingly is reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is treated as a disregarded entity for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is an obligation of the individual member.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2020, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state income tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $427,176, which was $422,176 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.0 to 1.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

4. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the energy industry which is dependent upon related commodity prices. The Company targets companies in the exploration and production, oil service, midstream, renewable fuels, and alternative energy sectors. This lack of diversification may cause the Company's financial results to be volatile. Further, in the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

5. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

6. RELATED PARTY TRANSACTIONS

The Company derives its revenue from its association with the Parent. Per the Services Agreement, the Parent will provide certain management and back-office services to the Company indefinitely, unless there is dissolution of the Company or a breach of contract, in return for a discretionary monthly fee of $16,500 plus an additional proportional allocation service fee. The Company's operating and general and administrative expenses are paid by the Parent. For the year ending December 31, 2020, the Company paid management fees to the Parent of approximately $882,699 which is reflected in occupancy, operating and overhead expenses in the accompanying Statement of Operations. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

7. EXEMPTION FROM RULE 15c3-3

Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC, "The Company" relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

During the year ended December 31, 2020 and for the period from January 1, 2021 to February 22, 2021, in the opinion of management, the Company has maintained compliance with the exemptive conditions.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2020, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

9. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting standards that have been recently issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 22, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

as of December 31, 2020

COMPUTATION OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$	427,176
Add:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		427,176
Deductions and/or charges:		
Non-allowable assets		
Other assets		
Net capital before haircuts on securities positions		427,176
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f)		
Net Capital	$	427,176

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Schedule I, Continued

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

as of December 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required

Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$	5,000
Excess Net Capital	$	422,176
Excess Net Capital at 1000%	$	421,176
Ratio: Aggregate Indebtedness to Net Capital		0.00 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2020 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC.

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

as of December 31, 2020

EXEMPTIVE PROVISIONS

Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC, "The Company" relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 as a Non-Covered Firm as it limits its business activities exclusively to raising private capital and providing merger and acquisition advisory services to public and private energy companies, and Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2020, without exception. Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management is responsible for compliance with the Non-Covered Firm Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's compliance with the Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Non-Covered Firm Provision.

McBee & Co., PC

Dallas, Texas
February 22, 2021

BROKER DEALERS EXEMPTION REPORT

Growth Energy Capital Advisors, LLC, d.b.a Energy Capital Solutions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and(4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to raising private capital and providing merger and acquisition advisory services to public and private energy companies. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. During the reporting period, the firm and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, J. Russell Weinberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

J. Russell Weinberg
Managing Director
January 27, 2021



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Director and Member of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC and the SIPC, solely to assist you and SIPC in evaluating Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co.

McBee & Co., PC
Dallas, Texas
February 22, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*34*******2286**********************MIXED AADC 220
65391 FINRA DEC
GROWTH ENERGY CAPITAL ADVISORS LLC
D/B/A ENERGY CAPITAL SOLUTIONS LLC
2651 N HARWOOD ST STE 410
DALLAS, TX 75201-1581

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1459.00

B. Less payment made with SIPC-6 filed **(exclude interest)** (736.50)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 722.50

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 722.50

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 722.50

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Energy Capital Solutions LLC
(Name of Corporation, Partnership or other organization)

Margaret Dempsey
(Authorized Signature)

Dated the 26 day of January, 2021.

Controller / FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 972,711

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 972,711

2e. General Assessment @ .0015 $ 1,459

(to page 1, line 2.A.)

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